Preliminary Terms No. 198 Registration Statement No. 333-131266 Dated January 26, 2007 Filed pursuant to Rule 433

Structured Investments
Opportunities in Equities

February 2007
PLUS based on the PHLX Oil Service SectorSM Index due March 20, 2008
Performance Leveraged Upside SecuritiesSM

PLUS offer leveraged exposure to a wide variety of assets and asset classes, including equities, commodities and currencies. These investments allow investors to capture enhanced returns relative to the asset’s actual positive performance. The leverage typically applies only for a certain range of price performance. In exchange for enhanced performance in that range, investors generally forgo performance above a specified maximum return. At maturity, investors will receive an amount in cash that may be more or less than the principal amount based upon the closing value of the asset at maturity.

S U M M AR Y T E R M S
Issuer:		Morgan Stanley
Maturity date:		March 20, 2008
Underlying index:		PHLX Oil Service SectorSM Index
Aggregate principal amount:		$
Payment at maturity:	If final index value is greater than initial index value,
      $10 + ($10 x 300% x index percent increase)
      In no event will the payment at maturity exceed the maximum payment at maturity.
If final index value is less than or equal to initial index value,
     $10 x (final index value / initial index value)
This amount will be less than or equal to the stated principal amount of $10.
Index percent increase:		(final index value – initial index value) / initial index value
Initial index value:		The index closing value of the underlying index on the pricing date
Final index value:		The index closing value on the index valuation date, March 18, 2008, subject to adjustment for certain market disruption events.
Leverage factor:		300%
Maximum payment at maturity:		$12.40 to $12.60 (124% to 126% of the stated principal amount)
Stated principal amount:		$10 per PLUS
Issue price:		$10 per PLUS (see “Commissions and issue price” below)
Pricing date:		February , 2007
Original issue date:		February , 2007
CUSIP:		61750V592
Listing:		Application will be made to list the PLUS on the American Stock Exchange LLC under the ticker symbol “XZP”, subject to meeting the listing requirements. We do not expect to announce whether the PLUS will meet such requirements prior to the pricing of the PLUS. If accepted for listing, the PLUS will begin trading the day after the pricing date.
Agent:		Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
	Per PLUS	$10.00	$0.15	$9.85
	Tota	$	$	$

(1)	The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor. The lowest price payable by an investor is $9.95 per PLUS. Please see “Issue price” on page 4 for further details.
(2)	For additional information, see “Plan of Distribution” in the prospectus supplement for PLUS.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Amendment No. 1 to Prospectus Supplement for PLUS dated December 21, 2006
Prospectus dated January 25, 2006

PLUS Based on the Value of
the PHLX Oil Service SectorSM Index

Investment Overview
Performance Leveraged Upside Securities
The PHLX Oil Service SectorSM Index PLUS (the “PLUS”) can be used:

■	As an alternative to direct exposure to the underlying index that enhances returns for a certain range of price performance of the underlying index
■	To enhance returns and potentially outperform the underlying index in a moderately bullish scenario
■	To achieve similar levels of exposure to the underlying index as a direct investment while using fewer dollars by taking advantage of the leverage factor

Maturity:	13 Months
Leverage factor:	300%
Maximum payment at maturity:	124% to 126% of the stated principal amount
Principal protection:	None

PHLX Oil Service SectorSM Index Overview
The PHLX Oil Service SectorSM Index is a price-weighted index composed of fifteen companies that provide oil drilling and production services, oil field equipment, support services and geophysical/reservoir services. The PHLX Oil Service SectorSM Index was set to an initial value of 75 on December 31, 1996. The PHLX Oil Service SectorSM Index was developed by the Philadelphia Stock Exchange, Inc. and is calculated, maintained and published by the Philadelphia Stock Exchange, Inc.

Information as of market close on January 24, 2007

Ticker:	OSX
Current Index Level:	195.38
52 Weeks Ago:	211.32
52 Week High (on 5/11/2006):	238.82
52 Week Low (on 10/4/2006):	169.86

February 2007	Page 2

PLUS Based on the Value of
the PHLX Oil Service SectorSM Index

Key Investment Rationale

This 13 month investment offers 300% leveraged upside, subject to a maximum payment at maturity of 124% to 126%.

Investors can use the PLUS to triple returns up to the maximum payment at maturity, while maintaining similar risk as a direct investment in the underlying index.

Leverage	The PLUS offer investors an opportunity to capture enhanced returns relative to a direct
Performance	investment in the underlying index within a certain range of price performance.

Best Case	The underlying index increases in value and, at maturity, the PLUS redeem for the maximum
Scenario	payment at maturity, 124% to 126%.

Worst Case	The underlying index declines in value and, at maturity, the PLUS redeem for less than the
Scenario	stated principal amount by an amount proportional to the decline.

Summary of Selected Key Risks (see page 8)

■	No guaranteed return of principal.
■	No interest payments.
■	Appreciation potential is limited by the maximum payment at maturity.
■	Secondary trading may be limited, and the inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.
■	The market price of the PLUS will be influenced by many unpredictable factors, including the value, volatility and dividend yield of the underlying index.
■	The U.S. federal income tax consequences of an investment in the PLUS are uncertain.
■	Credit risk to Morgan Stanley whose credit rating is currently Aa3/A+.

February 2007	Page 3

PLUS Based on the Value of
the PHLX Oil Service SectorSM Index

Fact Sheet

The PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the prospectus supplement for PLUS and the prospectus, as supplemented or modified by these preliminary terms. At maturity, investors will receive for each stated principal amount of PLUS that the investor holds, an amount in cash that may be more or less than the stated principal amount based upon the closing value of the underlying index at maturity. The PLUS are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

Expected Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
February , 2007	February , 2007 (5 trading days after the pricing date)	March 20, 2008, subject to postponement

Key Terms
Issuer:	Morgan Stanley

Underlying index:	PHLX Oil Service SectorSM Index

Underlying index publisher:	Philadelphia Stock Exchange, Inc.

Issue price:

$10 per PLUS

The PLUS will be issued at $10 per PLUS and the agent’s commissions will be $0.15 per PLUS; provided that the price to public and the agent's commissions for any single transaction to purchase between $1,000,000 to $2,999,999 principal amount of PLUS will be $9.975 per PLUS and $0.125 per PLUS, respectively; for any single transaction to purchase between $3,000,000 to $4,999,999 principal amount of PLUS will be $9.9625 per PLUS and $0.1125 per PLUS, respectively; and for any single transaction to purchase $5,000,000 or more principal amount of PLUS will be $9.95 per PLUS and $0.10 per PLUS, respectively. Selling concessions allowed to dealers in connection with this offering may be reclaimed by the agent, if, within 30 days of this offering, the agent repurchases the PLUS distributed by such dealers.

Stated principal amount:	$10 per PLUS

Denominations:	$10 per PLUS and integral multiples thereof

Interest:	None

Bull market or bear market PLUS:	Bull market PLUS

Payment at maturity:

If final index value is greater than initial index value,
     $10 + leveraged upside payment
     In no event will the payment at maturity exceed the maximum payment at maturity.

If final index value is less than or equal to initial index value,
      $10 x index performance factor
      This amount will be less than or equal to the stated principal amount of $10.

Leveraged upside payment:	$10 x 300% x index percent increase

Index percent increase:	(final index value – initial index value) / initial index value

Initial index value:	The index closing value of the underlying index on the pricing date.

Final index value:	The index closing value of the underlying index on the index valuation date as published on Bloomberg page “OSX” or any successor page.

Index valuation date:	March 18, 2008, subject to adjustment for certain market disruption events.

Index performance factor:	(final index value / initial index value)

Maximum payment at maturity:	$12.40 to $12.60 (124% to 126% of the stated principal amount)

Postponement of maturity date:

If the scheduled index valuation date is not an index business day or if a market disruption event occurs on that day so that the index valuation date as postponed falls less than two scheduled index business days prior to the scheduled maturity date, the maturity date of the PLUS will be postponed until the second scheduled index business day following that index valuation date as postponed.

Risk factors:	Please see “Risk Factors” on page 8.

February 2007	Page 4

PLUS Based on the Value of
the PHLX Oil Service SectorSM Index

General Information
Listing:

Application will be made to list the PLUS on the American Stock Exchange LLC (the “AMEX”) under the ticker symbol “XZP”, subject to meeting the listing requirements. We do not expect to announce whether the PLUS will meet such requirements prior to the pricing of the PLUS. If accepted for listing, the PLUS will begin trading the day after the pricing date.

CUSIP:	61750V592

Minimum ticketing size: Tax considerations:

100 PLUS

Although the issuer believes the PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the PLUS.

Assuming this characterization of the PLUS is respected, the following U.S. federal income tax consequences should result.

A U.S. Holder should not be required to recognize taxable income over the term of the PLUS prior to maturity, other than pursuant to a sale or exchange.

Upon sale, exchange or settlement of the PLUS at maturity, a U.S. Holder should generally recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the PLUS. Such gain or loss should generally be long-term capital gain or loss if the investor has held the PLUS for more than one year.

Please read the discussion under “Risk Factors — Structure Specific Risk Factors” in these preliminary terms and the discussion under “United States Federal Taxation” in the prospectus supplement for PLUS concerning the U.S. federal income tax consequences of investing in the PLUS.

Trustee: Calculation agent: Use of proceeds and hedging:

The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)

Morgan Stanley & Co. Incorporated (“MS & Co.”)

The net proceeds we receive from the sale of the PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the PLUS through one or more of our subsidiaries. On or prior to the pricing date, we, through our subsidiaries or others, will hedge our anticipated exposure in connection with the PLUS by taking positions in futures and options contracts on the underlying index. Such purchase activity could increase the value of the underlying index, and therefore the value at which the underlying index must close on the index valuation date before investors would receive at maturity a payment that exceeds the principal amount of the PLUS. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for PLUS.

ERISA: Contact:

See “ERISA” in the prospectus supplement for PLUS.

You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225-7000).

This offering summary represents a summary of the terms and conditions of the PLUS. We encourage you to read the accompanying prospectus supplement for PLUS and prospectus for this offering.

February 2007	Page 5

PLUS Based on the Value of
the PHLX Oil Service SectorSM Index

How PLUS Work
Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the PLUS based on the following hypothetical terms:

Stated principal amount:	$10
Leverage factor:	300%
Maximum payment at maturity:	$12.50 (125% of the stated principal amount)

How it works

■	If the final index value is greater than the initial index value, then investors receive the $10 stated principal amount plus 300% of the appreciation of the underlying index over the term of the PLUS, subject to the maximum payment at maturity. In the payoff diagram, investors will realize the maximum payment at maturity at a final index value of 108.333% of the initial index value.
	–	If the underlying index appreciates 5%, investors would receive a 15% return, or $11.50.
	–	If the underlying index appreciates 25% (or more), investors would receive only the hypothetical maximum payment at maturity of 125% of the stated principal amount, or $12.50.
■	If the final index value is less than or equal to the initial index value, investors would receive an amount less than or equal to the $10 stated principal amount, based on a 1% loss of principal for each 1% decline in the underlying index.
	–	If the underlying index depreciates 10%, investors would lose 10% of their principal and receive only $9 at maturity, or 90% of the stated principal amount.

February 2007	Page 6

PLUS Based on the Value of
the PHLX Oil Service SectorSM Index

Payment at Maturity

At maturity, investors will receive for each $10 stated principal amount of PLUS that they hold an amount in cash based upon the value of the underlying index, determined as follows:

If the final index value is greater than the initial index value, investors will receive for each $10 stated principal amount of PLUS that they hold a payment at maturity equal to:

subject to a maximum payment at maturity of $12.40 to $12.60, or 124% to 126% of the stated principal amount of $10 for each PLUS,

where,

and

If the final index value is less than or equal to the initial index value, investors will receive for each $10 stated principal amount of PLUS that they hold a payment at maturity equal to:

where,

Because the index performance factor will be less than or equal to 1.0, this payment will be less than or equal to $10.

February 2007	Page 7

PLUS Based on the Value of
the PHLX Oil Service SectorSM Index

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the PLUS. For further discussion of these and other risks, you should read the section entitled “Risk Factors” beginning on page S-12 of the prospectus supplement for PLUS. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the PLUS.

Structure Specific Risk Factors

■	PLUS do not pay interest nor guarantee return of principal. The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest nor guarantee payment of the principal amount at maturity. If the final index value is less than the initial index value, the payout at maturity will be an amount in cash that is less than the $10 stated principal amount of each PLUS by an amount proportionate to the decrease in the value of the underlying index.
■	Appreciation potential is limited. The appreciation potential of PLUS is limited by the maximum payment at maturity of $12.40 to $12.60, or 124% to 126% of the stated principal amount. Although the leverage factor provides 300% exposure to any increase in the value of the underlying index at maturity, because the payment at maturity will be limited to 124% to 126% of the stated principal amount for the PLUS, the percentage exposure provided by the leverage factor is progressively reduced as the final index value exceeds approximately 108% to 108.666% of the initial index value.
■	Market price influenced by many unpredictable factors. Several factors will influence the value of the PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the PLUS in the secondary market, including: the value, volatility and dividend yield of the underlying index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and creditworthiness of the issuer.
■	Not equivalent to investing in the underlying index. Investing in the PLUS is not equivalent to investing in the underlying index or its component stocks. Investors in the PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the underlying index.
■	Adjustments to the underlying index could adversely affect the value of the PLUS. The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time. In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.
■	The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the PLUS, as well as the projected profit included in the cost of hedging the issuer’s obligations under the PLUS. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

February 2007	Page 8

PLUS Based on the Value of
the PHLX Oil Service SectorSM Index

■	The U.S. federal income tax consequences of an investment in the PLUS are uncertain. Please read the discussion under “Fact Sheet — General Information — Tax consideration” in these preliminary terms and the discussion under “United States Federal Taxation” in the prospectus supplement for PLUS (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of investing in the PLUS. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the PLUS, the timing and character of income on the PLUS might differ from the tax treatment described in the Tax Disclosure Sections. For example, under certain characterization, U.S. Holders could be required to accrue original issue discount on the PLUS every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the PLUS as ordinary income. The issuer does not plan to request a ruling from the IRS regarding the tax treatment of the PLUS, and the IRS or a court may not agree with the tax treatment described in these preliminary terms and the prospectus supplement for PLUS.
Other Risk Factors
■	Secondary trading may be limited. There may be little or no secondary market for the PLUS. Application will be made to list the PLUS on the AMEX under the symbol “XZP”. For a security to be listed on the AMEX, the AMEX requires, among other things, that there be 1 million units and 400 holders of such security. However, it is not possible to predict whether the PLUS will meet the requirements for listing or trade in the secondary market or if such market will be liquid or illiquid, and we do not expect to announce whether or not the PLUS will meet those requirements prior to the pricing of the PLUS. Because it is not possible to predict whether the market for the PLUS will be liquid or illiquid, you should be willing to hold your PLUS to maturity.
■	Potential adverse economic interest of the calculation agent. The hedging or trading activities of the issuer’s affiliates on or prior to the pricing date and prior to maturity could adversely affect the value of the underlying index and, as a result, could decrease the amount investors may receive on the PLUS at maturity. Any of these hedging or trading activities on or prior to the pricing date could potentially affect the initial index value and, therefore, could increase the value at which the underlying index must close before investors receive a payment at maturity that exceeds the issue price of the PLUS. Additionally, such hedging or trading activities during the term of the PLUS, including on the index valuation date, could potentially affect the value of the underlying index on the index valuation date and, accordingly, the amount of cash investors will receive at maturity.

February 2007	Page 9

PLUS Based on the Value of
the PHLX Oil Service SectorSM Index

Information about the Underlying Index

The PHLX Oil Service SectorSM Index. The PHLX Oil Service SectorSM Index is a price-weighted index composed of fifteen companies that provide oil drilling and production services, oil field equipment, support services and geophysical/reservoir services. The PHLX Oil Service SectorSM Index was set to an initial value of 75 on December 31, 1996. The PHLX Oil Service SectorSM Index was developed by Philadelphia Stock Exchange, Inc. and is calculated, maintained and published by Philadelphia Stock Exchange, Inc. The PHLX Oil Service SectorSM Index is described under the heading “Underlying Indices and Underlying Index Publishers Information— PHLX Oil Service SectorSM Index” in the prospectus supplement for PLUS.

License Agreement between Philadelphia Stock Exchange, Inc. and Morgan Stanley. “PHLX Oil Service SectorSM Index” and “OSXSM” are service marks of the Philadelphia Stock Exchange, Inc., and have been licensed for use by Morgan Stanley. See “Underlying Indices and Underlying Index Publishers Information— PHLX Oil Service SectorSM Index — License Agreement between the PHLX and Morgan Stanley” in the prospectus supplement for PLUS.

Historical Information

The following table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the underlying index for each quarter in the period from January 1, 2002 through January 24, 2007. The closing value of the underlying index on January 24, 2007 was 195.38. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical values of the underlying index should not be taken as an indication of future performance, and no assurance can be given as to the level of the underlying index on the index valuation date. The payment of dividends on the stocks that constitute the underlying index are not reflected in its level and, therefore, have no effect on the calculation of the payment at maturity.

PHLX Oil Service SectorSM Index	High	Low	Period End
2002
First Quarter	103.75	75.14	102.41
Second Quarter	111.04	91.65	91.65
Third Quarter	93.00	69.85	76.32
Fourth Quarter	92.90	71.62	86.70
2003
First Quarter	90.70	78.46	84.40
Second Quarter	101.82	82.70	91.59
Third Quarter	92.76	83.07	87.67
Fourth Quarter	95.38	82.39	93.95
2004
First Quarter	110.63	92.50	103.51
Second Quarter	109.33	95.84	107.54
Third Quarter	121.93	101.76	120.79
Fourth Quarter	127.02	113.45	123.94
2005
First Quarter	145.26	118.26	139.31
Second Quarter	149.12	124.96	146.15
Third Quarter	178.64	146.51	175.93
Fourth Quarter	190.92	153.45	182.14
2006
First Quarter	223.54	189.35	208.35
Second Quarter	235.34	185.81	210.38
Third Quarter	213.40	175.79	186.10
Fourth Quarter	215.69	173.36	199.90
2007
First Quarter (through January 24, 2007)	195.38	180.30	195.38

February 2007	Page 10